                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

         For the fiscal year ended: June 30, 1997

                                       OR

- Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)


         For the transition period from:

         Commission file number 0-5888

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                             Waxman Industries, Inc.
                    Profit Sharing and 401(K) Retirement Plan

B. Name of issuer of the Securities held pursuant to the Plan and the address of its principal executive office:

                             Waxman Industries, Inc.
                                24460 Aurora Road
                           Bedford Heights, Ohio 44146

                             WAXMAN INDUSTRIES, INC.
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN



                              FINANCIAL STATEMENTS
                       AS OF JUNE 30, 1997, 1996 AND 1995
                             TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Waxman Industries, Inc.:


We have audited the accompanying statements of participants' equity of the Waxman Industries, Inc. Profit Sharing and 401(K) Retirement Plan (the Plan) as of June 30, 1997 and 1996, and the related statements of changes in participants' equity for each of the three years in the period ended June 30, 1997, as listed in the accompanying index. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the participants' equity of the Plan as of June 30, 1997 and 1996, and the changes in participants' equity for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of June 30, 1997 (Schedule I) and reportable transactions for the year ended June 30, 1997 (Schedule II), are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of changes in participants' equity is presented for purposes of additional analysis rather than to present the changes in participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As explained in Note 5, information certified by the custodian and presented in
Item 27-a -- Schedule of Assets Held for Investment Purposes (Schedule I) and
Item 27-d -- Schedule of Reportable Transactions (Schedule II) does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.







/s/ ARTHUR ANDERSEN LLP


Cleveland, Ohio,
December 13, 1997.

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                                      INDEX

                          JUNE 30, 1997, 1996 AND 1995


Statements of Participants' Equity as of June 30, 1997 and 1996

Statements of Changes in Participants' Equity for the Years Ended
         June 30, 1997, 1996 and 1995

Notes to Financial Statements

Consent of Arthur Andersen LLP  -  Item 23

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of June 30, 1997

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended June 30, 1997

                             WAXMAN INDUSTRIES, INC.
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN
                       STATEMENTS OF PARTICIPANTS' EQUITY
                             JUNE 30, 1997 AND 1996


                                                   June 30, 1997     June 30, 1996
                                                   -------------     -------------
PARTICIPANT - DIRECTED INVESTMENTS,
at market values:
Waxman Industries, Inc. Common Stock                $1,113,418        $1,412,700

CIGNA Funds:
Fidelity Contrafund                                    203,050           111,018
Fidelity Advisor Balanced Fund*                        191,193           100,060
Guaranteed Long Term Fund                              987,154           526,730
INVESCO Industrial Fund                                 56,407            23,177
Lifetime 20 Fund                                        78,185            46,824
Lifetime 30 Fund                                       206,009           130,001
Lifetime 40 Fund                                       273,016           173,182
Lifetime 50 Fund                                       214,546           140,283
Lifetime 60 Fund                                        12,516             7,744
20th Century Ultra Fund                                187,356            85,603
Warburg Pincus Growth & Income Fund                    169,070           111,730
Warburg Pincus International Equity Fund               180,781           120,263
Cash Account                                               707            42,955

Participant Loans                                       11,802             5,369
                                                    ----------        ----------

                   Participants' Equity             $3,885,210        $3,037,639
                                                    ==========        ==========

The accompanying notes to financial statements are an integral part of these statements.

*previously, Fidelity Income & Growth Fund

                             WAXMAN INDUSTRIES, INC.
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1997


                                                            Participant - Directed Investments
                                 -------------------------------------------------------------------------------------------
                                                Fidelity
                                                 Advisor                   INVESCO
                                  Fidelity      Balanced    Guaranteed   Industrial   Lifetime      Lifetime      Lifetime
                                 Contrafund       Fund*   Long Term Fund    Fund       20 Fund       30 Fund       40 Fund
                                 -----------  ----------- ------------- -----------  -----------   -----------   -----------
INCREASES:
  Contributions-
    Waxman Industries, Inc.      $    14,208  $    13,199  $    55,100  $     4,791  $     7,522   $    17,357   $    18,264
    Participants                      48,304       49,063      160,774       14,589       21,122        48,962        49,497
  Investment Income (Note 2)          34,157       32,054       32,936        9,062        9,295        24,443        32,342
  Loan Repayment-
    Principal                            154          347          943          120                        169
    Interest                               6           32          267            4                          7
                                 -----------  -----------  -----------  -----------  -----------   -----------   -----------
        Total increases               96,829       94,695      250,020       28,566       37,939        90,938       100,103

DECREASES:
  Distributions                        9,714        5,245       74,490        3,627        4,699         6,144         2,381
  Transaction costs                       80           40        2,834                       400           280           189
  Loans to participants                                          7,191
  Other
                                 -----------  -----------  -----------  -----------  -----------   -----------   -----------
        Total decreases                9,794        5,285       84,515        3,627        5,099         6,424         2,570

TRANSFERS BETWEEN FUNDS                4,997        1,723      294,919        8,291       (1,479)       (8,506)        2,301
                                 -----------  -----------  -----------  -----------  -----------   -----------   -----------
NET INCREASE (DECREASE)               92,032       91,133      460,424       33,230       31,361        76,008        99,834

PARTICIPANTS' EQUITY, beginning
        of year                      111,018      100,060      526,730       23,177       46,824       130,001       173,182
                                 -----------  -----------  -----------  -----------  -----------   -----------   -----------
PARTICIPANTS' EQUITY,  end
        of year                  $   203,050  $   191,193  $   987,154  $    56,407  $    78,185   $   206,009   $   273,016
                                 ===========  ===========  ===========  ===========  ===========   ===========   ===========

The accompanying notes to financial statements are an integral part of this statement.

                  * previously, Fidelity Income & Growth Fund

                        Participant - Directed Investments
   -------------------------------------------------------------------------------
                                                         Warburg       Warburg
                              20th          Waxman        Pincus        Pincus
   Lifetime    Lifetime     Century    Industries, Inc.  Growth &    International    Cash        Participant
    50 Fund     60 Fund    Ultra Fund    Common Stock   Income Fund   Equity Fund    Account         Loans         Total
   --------    --------    ----------  ---------------- -----------  -------------   -------     -----------      -----


 $    10,547  $     1,290   $    12,334  $    10,926   $    16,087   $    13,132                               $   194,757
      39,093        3,743        57,706       23,990        47,233        39,497                                   603,573
      25,421        1,286        27,715       36,286        20,140        22,856                                   307,993

         547                        144                        165           328                 ($    2,917)            0
         134                          5                         10            41                                       506
 -----------  -----------   -----------  -----------   -----------   -----------   -----------   -----------   -----------
      75,742        6,319        97,904       71,202        83,635        75,854                      (2,917)    1,106,829


       2,315          136         6,305       74,321         6,317         8,505                                   204,199
         106           40            40        8,718             7            77                                    12,811
       1,302                                     396           223           238                      (9,350)            0
                                                                                        42,248                      42,248
 -----------  -----------   -----------  -----------   -----------   -----------   -----------   -----------   -----------
       3,723          176         6,345       83,435         6,547         8,820        42,248        (9,350)      259,258

       2,244       (1,371)       10,194     (287,049)      (19,748)       (6,516)                                        0
 -----------  -----------   -----------  -----------   -----------   -----------   -----------   -----------   -----------
      74,263        4,772       101,753     (299,282)       57,340        60,518       (42,248)        6,433       847,571


     140,283        7,744        85,603    1,412,700       111,730       120,263        42,955         5,369     3,037,639
 -----------  -----------   -----------  -----------   -----------   -----------   -----------   -----------   -----------

 $   214,546  $    12,516   $   187,356  $ 1,113,418   $   169,070   $   180,781   $       707   $    11,802   $ 3,885,210
 ===========  ===========   ===========  ===========   ===========   ===========   ===========   ===========   ===========


The accompanying notes to financial statements are an integral part of this statement.

                  * previously, Fidelity Income & Growth Fund

                             WAXMAN INDUSTRIES, INC.
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1996

                                          Waxman
                                     Industries, Inc.                  Fidelity                  INVESCO
                                       Common Stock      Fidelity      Income &    Guaranteed   Industrial     Lifetime     Lifetime
                                           Fund         Contrafund   Growth Fund   CIGNA Fund      Fund         20 Fund     30 Fund
                                     ----------------   ----------   -----------   ----------   ----------     --------     --------
INCREASES:
   Contributions-
      Waxman Industries, Inc.          $      917         $  1,050    $   1,132     $  5,440      $   318      $    589     $  1,577
      Participants                         24,423           37,673       43,621      161,965        8,574        16,967       48,881
  Loan Repayment-
      Principal                                --               72           72           12           68            --           21
      Interest income                          --                9            8            6            7            --           10
   Market value changes of
      investments                       1,054,946           16,887        3,147       26,477        2,658         6,608       18,107
                                       ----------         --------    ---------     --------      -------      --------     --------
         Total increases                1,080,286           55,691       47,980      193,900       11,625        24,164       68,596
                                       ----------         --------    ---------     --------      -------      --------     --------
DECREASES:
   Distributions to former
     participants                          70,841           13,904        5,858       77,946        1,697         4,414       25,388
   Transaction costs                        3,442               21          180        1,270           17           440          659
   Loans to Participants                       --              260          682        1,834          211            --          191
                                       ----------         --------    ---------     --------      -------      --------     --------
         Total decreases                   74,283           14,185        6,720       81,050        1,925         4,854       26,238
                                       ----------         --------    ---------     --------      -------      --------     --------
TRANSFERS BETWEEN FUNDS                       751            5,863       (5,100)       4,402          367          (287)         857
                                       ----------         --------    ---------     --------      -------      --------     --------
NET INCREASE (DECREASE)                 1,006,754           47,369       36,160      117,252       10,067        19,023       43,215

PARTICIPANTS' EQUITY, beginning
     of year                              405,946           63,649       63,900      409,478       13,110        27,801       86,786
                                       ----------         --------    ---------     --------      -------      --------     --------
PARTICIPANTS' EQUITY,  end
     of year                           $1,412,700         $111,018    $ 100,060     $526,730      $23,177      $ 46,824     $130,001
                                       ==========         ========    =========     ========      =======      ========     ========


The accompanying notes to financial statements are an integral part of this statement.

                                                         Warburg         Warburg
                                              20th        Pincus         Pincus
       Lifetime    Lifetime    Lifetime     Century      Growth &     International      Cash      Participant
       40 Fund     50 Fund     60 Fund     Ultra Fund   Income Fund    Equity Fund      Account       Loans          TOTAL
       --------    --------    --------    ----------   -----------   -------------     -------    -----------       -----


       $  1,501    $  1,000    $    126     $   659      $   1,408      $   1,504       $ 3,359     $    --       $   20,580
         50,342      40,927       2,840      26,629         48,885         40,934        39,437          --          592,098

            582         211          --          64             72            166           141        (141)           1,340
              7          66          --           8              9             39            18          --              187

         20,448      15,229         799      11,850          7,521         20,483            --          --        1,205,160
       --------    --------    --------     -------      ---------      ---------       -------     -------       ----------
         72,880      57,433       3,765      39,210         57,895         63,126        42,955        (141)       1,819,365
       --------    --------    --------     -------      ---------      ---------       -------     -------       ----------


          4,181       5,137       6,877      12,963         20,731         21,910            --          --          271,847
            235         213         120          19             20            125            --          --            6,761
            589       1,656          --         230            244            953            --      (5,510)           1,340
       --------    --------    --------     -------      ---------      ---------       -------     -------       ----------
          5,005       7,006       6,997      13,212         20,995         22,988            --      (5,510)         279,948
       --------    --------    --------     -------      ---------      ---------       -------     -------       ----------
            459       1,103         (22)     15,657        (17,039)        (7,011)           --          --               --
       --------    --------    --------     -------      ---------      ---------       -------     -------       ----------
         68,334      51,530      (3,254)     41,655         19,861         33,127        42,955       5,369        1,539,417


        104,848      88,753      10,998      43,948         91,869         87,136            --          --        1,498,222
       --------    --------    --------     -------      ---------      ---------       -------     -------       ----------

       $173,182    $140,283    $  7,744     $85,603      $ 111,730      $ 120,263       $42,955     $ 5,369       $3,037,639
       ========    ========    ========     =======      =========      =========       =======     =======       ==========



                                                      WAXMAN INDUSTRIES, INC.
                                             PROFIT SHARING AND 401(K) RETIREMENT PLAN
                                           STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                                 FOR THE YEAR ENDED JUNE 30, 1995


                                           Fidelity                 INVESCO
                              Fidelity     Income &     Guaranteed  Industrial  Lifetime   Lifetime   Lifetime  Lifetime  Lifetime
                              Contrafund   Growth Fund  CIGNA Fund  Fund        20 Fund    30 Fund    40 Fund   50 Fund   60 Fund
                              ----------   -----------  ----------  ----------  --------   --------   --------  --------  --------
INCREASES:
   Contributions-
      Waxman Industries, Inc.    $ 9,328    $ 11,463    $ 53,741     $ 2,566    $ 6,240    $15,784   $  14,995  $ 9,866   $ 1,296
      Participants                25,386      35,581     137,052       5,794     15,760     41,272      35,821   35,699     4,209
      Transfer from previous
         trustee                  20,068      15,721     218,817       3,506      3,979     23,996      48,075   37,769     4,825
   Investment Income-
      Dividend income                 --          --          --          --         --         --          --       --        --
      Interest income                 --          --          --          --         --         --          --       --        --
   Realized appreciation
      of investments                  --          --          --          --         --         --          --       --        --
   Market value changes of
      investments                  9,144       2,932      10,944       1,173      2,216      6,940       8,119    6,909       668
                                 -------    --------    --------     -------    -------    -------   ---------  -------   -------
         Total increases          63,926      65,697     420,554      13,039     28,195     87,992     107,010   90,243    10,998
                                 -------    --------    --------     -------    -------    -------   ---------  -------   -------
DECREASES:
   Distributions to former
     participants                    322       1,177      14,190          --        347      1,025       1,838    1,410        --
   Transfer to new trustee            --          --          --          --         --         --          --       --        --
   Transaction costs                  --          --       1,061          --         47        200         160       80        --
   Market value changes of
      investments                     --          --          --          --         --         --          --       --        --
   Realized depreciation
     of investments                   --          --          --          --         --         --          --       --        --
                                 -------    --------    --------     -------    -------    -------   ---------  -------   -------
         Total decreases             322       1,177      15,251          --        394      1,225       1,998    1,490         0
                                 -------    --------    --------     -------    -------    -------   ---------  -------   -------

TRANSFERS BETWEEN FUNDS               45        (620)      4,175          71         --         19        (164)      --        --
                                 -------    --------    --------     -------    -------    -------   ---------  -------   -------
NET INCREASE (DECREASE)           63,649      63,900     409,478      13,110     27,801     86,786     104,848   88,753    10,998

PARTICIPANTS' EQUITY, beginning
     of year                          --          --          --          --         --         --          --       --        --
                                 -------    --------    --------     -------    -------    -------   ---------  -------   -------

PARTICIPANTS' EQUITY,  end
     of year                     $63,649    $ 63,900    $409,478     $13,110    $27,801    $86,786   $ 104,848  $88,753   $10,998
                                 =======    ========    ========     =======    =======    =======   =========  =======   =======


The accompanying notes to financial statements are an integral part of this statement.

              Waxman             Warburg       Warburg
 20th         Industries, Inc.   Pincus        Pincus                        Waxman          Fixed        Money
 Century      Common Stock       Growth &      International   Diversified   Industries      Income       Market
 Ultra Fund   Fund               Income Fund   Equity Fund     Fund          Fund            Fund         Fund          TOTAL
 ----------   ----------------   -----------   -------------   -----------   ----------      ------       ------        -----


    $ 6,127        $   8,973       $ 12,771        $ 15,506     $      --     $      --    $      --    $      --     $  168,656
     17,117           18,639         36,030          41,841        15,069         2,361        6,444       18,147        492,222

     13,227          581,748         39,260          37,531            --            --           --           --      1,048,522

         --               --             --              --           631            --           --           --            631
         --               --             --              --         2,578            52        1,522          165          4,317

         --               --             --              --         2,699            --           --           --          2,699

      6,648               --          5,847              --            --            --           --           --         61,540
    -------        ---------       --------        --------     ---------     ---------    ---------    ---------     ----------
     43,119          609,360         93,908          94,878        20,977         2,413        7,966       18,312      1,778,587
    -------        ---------       --------        --------     ---------     ---------    ---------    ---------     ----------


        515            6,362            760             922        28,892        44,406        6,720          607        109,493
         --               --             --              --       191,687       634,958       99,579      122,298      1,048,522
         --            2,394             --              12            --            --           --           --          3,954

         --          194,387             --           3,488            --            --           --           --        197,875

         --               --             --              --            --        81,122           --           --         81,122
    -------        ---------       --------        --------     ---------     ---------    ---------    ---------     ----------
        515          203,143            760           4,422       220,579       760,486      106,299      122,905      1,440,966
    -------        ---------       --------        --------     ---------     ---------    ---------    ---------     ----------

      1,344             (271)        (1,279)         (3,320)           --            --           --           --             --
    -------        ---------       --------        --------     ---------     ---------    ---------    ---------     ----------
     43,948          405,946         91,869          87,136      (199,602)     (758,073)     (98,333)    (104,593)       337,621


         --               --             --              --       199,602       758,073       98,333      104,593      1,160,601
    -------        ---------       --------        --------     ---------     ---------    ---------    ---------     ----------


    $43,948        $ 405,946       $ 91,869        $ 87,136     $      --     $      --    $      --    $      --     $1,498,222
    =======        =========       ========        ========     =========     =========    =========    =========     ==========


The accompanying notes to financial statements are an integral part of this statement.

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          JUNE 30, 1997, 1996 AND 1995


1. Summary Of Plan:
------------------

The following description of the Waxman Industries, Inc. (the Company) Profit Sharing and 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

General
-------

The Plan is a defined contribution profit sharing plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Trustee
-------

Effective October 1, 1994, the trustee and the custodian of the Plan were changed from National City Bank to Connecticut General Trust Co. and Connecticut General Life Insurance Company (CIGNA), respectively. The Plan's custodian maintains all records of investment transactions and determines the valuation of the investment portfolio.

Eligibility
-----------

Certain employees of the Company and its subsidiaries and affiliate are eligible to participate in the Plan provided they are at least 21 years of age and have completed one year of service with the Company, as defined in the plan agreement.

Participant and Employer Contributions
--------------------------------------

Participants may defer up to 15% of their pretax compensation by making contributions to the Plan, subject to certain limitations. Participants may direct the allocation of their post-September 1994 contributions to thirteen investment options. Participants have the option to transfer cumulative balances, except those relating to prior Company contributions, between investment options.

Effective October 1, 1994, the Company may make discretionary matching contributions to the Plan. Currently, the match is $.50 per every $1.00 contributed by the participant with the maximum Company match being 4% of the participant's compensation. The amount of the Company contributions made to the Plan is limited by the Internal Revenue Code and is determined at the discretion of the Board of Directors of the Company. Company contributions are allocated to the accounts of eligible participants, on a monthly basis, as established in Section 4.2 of the Plan.

Participant Accounts and Vesting
--------------------------------

The Plan provides for the establishment and maintenance of several accounts for each participant which represent, in total, the participants' equity in the net assets of the Plan. The individual participant accounts distinguish funds attributable to participant deferral contributions and Company contributions made on the participant's behalf. Participant accounts are credited with the participant's allocation of investment earnings and are charged with the participant's allocation of transaction costs. Allocations are based on the ratio of the participant's balance in the fund to the total fund balance.

Participants are immediately vested in the value of their contributions plus earnings. Participants are vested in the Company contributions plus earnings ratably over five years of service and fully vest after five years of service, as defined.

Distribution of Benefits
------------------------

Distributions to participants generally commence at age 60 or earlier in cases of death or disability. The form of payment is designated by the participant. Earlier distributions of vested benefits may be made for participants who leave the Company prior to retirement.

Participant Loans
-----------------

Participants may borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined quarterly by the plan administrator, plus one percent. Interest rates on loans outstanding as of June 30, 1997 are 8.5%. Principal and interest payments on participant loans are paid ratably through monthly payroll deductions.

Forfeitures
-----------

Forfeitures are used to reduce the contributions of the Company or to pay the administrative expenses of the Plan, at the Company's discretion. In the current year, forfeitures amounted to $3,146.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at its discretion, subject to applicable Internal Revenue Service and ERISA regulations. The rights of all participants to benefits accrued prior to any such termination are nonforfeitable.

Investment Options
------------------

Investment options as of June 30, 1997, 1996 and 1995 include the following:

Fidelity Contrafund
-------------------

Fidelity Contrafund is invested primarily in common stock and securities convertible into common stocks of both domestic and foreign companies.

Fidelity Advisor Balanced Fund (previously, Fidelity Income & Growth Fund)
------------------------------

Fidelity Advisor Balanced Fund is invested in a diversified portfolio of equity and fixed-income securities.

Guaranteed Long Term Fund
-------------------------

Guaranteed Long Term Fund is invested primarily in commercial mortgages and private bond placements.

Invesco Industrial Fund
-----------------------

INVESCO Industrial Fund is invested primarily in dividend-paying common stocks of domestic companies. It may also invest in fixed-income securities.

Lifetime 20, 30, 40, 50 & 60 Funds ("Cigna Lifetime Funds")
-----------------------------------------------------------

CIGNA LIFETIME FUNDS are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund primarily is invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

20th Century Ultra Fund
-----------------------

20th Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Waxman Industries, Inc. Common Stock
------------------------------------

Waxman Industries, Inc. Common Stock is invested only in common stock of the Company.

Warburg Pincus Growth & Income Fund
-----------------------------------

Warburg Pincus Growth & Income Fund is invested primarily in common stocks and securities which derive their value from common stocks.

Warburg Pincus International Equity Fund
----------------------------------------

Warburg Pincus International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based.

2. Summary Of Significant Accounting Policies:
---------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

Administrative Expenses
-----------------------

Fees of the trustee, custodian, legal counsel, and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various investment transactions are paid directly by the Plan and are reflected in the accompanying statements of changes in participants' equity.

Investments
-----------

The investments of the Plan are maintained by CIGNA. The investments are valued at their market values in the accompanying financial statements. In general, market values are estimated by CIGNA based on market conditions and the characteristics of the funds' holdings, such as quality ratings. The investment vehicles are credited with actual earnings on the underlying investments and charged for distributions and transaction costs on a daily basis. As a result, the records of CIGNA are based solely on the market values of the investments. Therefore, the accompanying statements of changes in participants' equity do not reflect separate accounting for unrealized appreciation or depreciation of investments and realized gains or losses. In addition, Schedules I and II do not include information on the historical costs of the investments as required by ERISA.


3. Amounts Due To Terminated Participants:
-----------------------------------------

Participants' equity includes $113,904 and $21,632 of amounts due to terminated participants at June 30, 1997 and 1996, respectively. These amounts are recorded as a liability in the Plan's Form 5500 for the respective year. However, these amounts are not recorded as a liability in the accompanying statements of participants' equity in accordance with generally accepted accounting principles.

The following table reconciles participants' equity per the accompanying financial statements to the Form 5500 as filed by the Company for the years ended June 30, 1997 and 1996:

                           Benefits                         Participants'      Participants'
                           Payable to      Benefits         Equity             Equity
                           Participants    Paid             June 30, 1997      June 30, 1996
                           --------------- ---------------- ---------------- ---------------
Per financial
  statements                   $     --          $ 204,199     $ 3,885,210      $ 3,037,639
Accrued benefit
  payments                      113,904            113,904        (113,904)         (21,632)
Prior year
  reversal                           --            (21,632)             --               --
                               --------          ---------     -----------      -----------

Per Form 5500                  $113,904          $ 296,471     $ 3,771,306      $ 3,016,007
                               ========          =========     ===========      ===========


4. Income Tax Status:
--------------------

The Plan obtained its latest determination letter on November 21, 1996, in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the Internal Revenue Code.

The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of June 30, 1997. Accordingly, income taxes have not been provided in the accompanying financial statements. Annually, informational returns are prepared and filed with the Internal Revenue Service.

5. Information Certified By The Custodian:
-----------------------------------------

Information on investments held and their market values as presented in the accompanying statements of participants' equity and on investment income as presented in the accompanying statements of changes in participants' equity has been certified by CIGNA as being accurate and complete.

6. Party-In-Interest Transactions:
---------------------------------

There were no prohibited transactions with a party in interest, as defined by ERISA.

7. Reportable Transactions:
--------------------------

Schedule II summaries the Plan's reportable transactions for the year ended June 30, 1997. As defined, a reportable transaction is a transaction or series of transactions in one fund involving amounts in excess of 5% of the market value of the Plan's assets at the beginning of the plan year.

8. Subsequent Events:
--------------------

Effective July 1, 1997, the employees of Barnett Inc., a previous subsidiary of the Company, were considered terminated employees of the Company for purposes of participation in the Plan. As of that date, these employees became eligible to participate in the Barnett Inc. Profit Sharing and 401(k) Retirement Plan.

Subsequent to the Plan year-end, the trustee of the Plan was changed from Connecticut General Trust Co. to a committee designated by Waxman Industries, Inc. and the custodian of the Plan was changed from CIGNA to AETNA Retirement Services. All record keeping, custodial services and investment activities are now managed by AETNA Retirement Services.

                                                                      SCHEDULE I


                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1997

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001


   IDENTITY OF                                                                      MARKET
      ISSUER                          DESCRIPTION OF INVESTMENT                    VALUE(a)
--------------   -----------------------------------------------------------      -----------

Waxman           234,404 Shares of Waxman Industries, Inc.                        $1,113,418
Industries:      Common Stock
CIGNA:           3,628 Units of Fidelity Contrafund                                  203,050
                 7,356 Units of Fidelity Advisor Balanced Fund                       191,193
                 33,100 Units of Guaranteed Long Term Fund                           987,154
                 2,802 Units of INVESCO Industrial Fund                               56,407
                 5,024 Units of Lifetime 20 Fund                                      78,185
                 13,447 Units of Lifetime 30 Fund                                    206,009
                 18,371 Units of Lifetime 40 Fund                                    273,016
                 14,652 Units of Lifetime 50 Fund                                    214,546
                 932 Units of Lifetime 60 Fund                                        12,516
                 4,972 Units of 20th Century Ultra Fund                              187,356
                 8,833 Units of Warburg Pincus
                    Growth & Income Fund                                             169,070
                 6,716 Units of Warburg Pincus
                     International Equity Fund                                       180,781
                 Cash Account                                                            707

Participant
Loans:           Participant Loans                                                    11,802
                                                                                  ----------
                                                                                  $3,885,210
                                                                                  ==========


(a) The Plan has requested historical cost information related to the above investments; however, this information has not been provided because of the nature of the custodian's recordkeeping system.

The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JUNE 30, 1997

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001

                                                                                   Current
                                                                                   Value of
                         Number of                                                 Asset on
                         Trans           Purchase         Selling      Historic    Transaction     Gain/
                         -actions        Price            Price        Cost        Date            (Loss)
------------------------ --------------- ------------- ------------ ------------- ---------------  ------
PURCHASES -
  CIGNA Guaranteed                                                                                   --
  Long Term Fund           (b)             $538,607             --      $538,607      $538,607

  Waxman Industries,
  Inc. Common Stock             25           38,239             --        38,239        38,239        --

SALES-
  CIGNA Guaranteed
  Long Term Fund           (b)                   --       $111,098           (a)      $111,098       (a)

  Waxman Industries,
  Inc. Common Stock             47               --        377,478           (a)       377,478       (a)




(a) The Plan has requested historical cost information related to the above investments; however, this information has not been provided because of the nature of the custodian's recordkeeping system. As a result, the gain or loss cannot be determined.

(b) The Plan has requested the number of transactions information, but currently it is not available.

The accompanying notes to financial statements are an integral part of this schedule.